UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2016

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _________ to _________

Commission File Number 333-189581

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DOMINION KEWAUNEE UNION SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DOMINION ENERGY, INC.

120 Tredegar Street

Richmond, VA 23219

DOMINION KEWAUNEE UNION SAVINGS PLAN

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DOMINION KEWAUNEE UNION SAVINGS PLAN

SMALL PLAN FINANCIAL INFORMATION

(UNAUDITED)

	December 31, 2016	December 31, 2015
PLAN ASSETS AND LIABILITIES
Total Plan Assets	$12,077,676	$11,500,929

Net Assets Available for Benefits	$12,077,676	$11,500,929
Note:	The above Employee Retirement Income Security Act of 1974 (ERISA) plan information is presented in accordance with the Department of Labor (DOL) Form 5500, Schedule I.

DOMINION KEWAUNEE UNION SAVINGS PLAN

SMALL PLAN FINANCIAL INFORMATION

(UNAUDITED)

Year Ended December 31, 2016
INCOME, EXPENSES AND TRANSFERS

ADDITIONS:
Contributions:
Participant contributions	$259,478
Employer contributions	90,020

Total contributions	349,498

Investment Income:
Interest	88
Dividends	160,199
Net appreciation in fair value of investments	584,926
Income from Master Trust	472,768

Total investment income	1,217,981

Interest income on notes receivable from participants	3,596

Total additions	1,571,075

DEDUCTIONS:
Benefits paid to participants	992,894
Administrative expenses	1,434

Total deductions	994,328

NET INCREASE IN NET ASSETS	576,747

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	11,500,929

End of year	$12,077,676
Note:	The above ERISA plan information is presented in accordance with DOL Form 5500, Schedule I.

DOMINION KEWAUNEE UNION SAVINGS PLAN

SMALL PLAN FINANCIAL INFORMATION

(UNAUDITED)

December 31, 2016
SPECIFIC ASSETS
Employer Securities	$3,623,626
Participant Loans	$57,804
Note:	The above ERISA plan information is presented in accordance with DOL Form 5500, Schedule I.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Dominion Energy Services, Inc. Administrative Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOMINION KEWAUNEE UNION SAVINGS PLAN
(name of plan)

Date: June 22, 2017	/s/ Wendy Wellener
Wendy Wellener
Vice President, Dominion Energy Services, Inc. Human Resources

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